Apex Critical Metals Appoints Alex Knox, P.Geo as
Foundational Member of its Technical Advisory Board

Vancouver, British Columbia - September 8, 2025 - Apex Critical Metals Corp. (CSE: APXC)

(OTCQX: APXCF) (FWB: KL9)("Apex" or the "Company"), a Canadian mineral exploration company focused on the identification and development of critical and strategic metals, is pleased to announce the establishment of its Technical Advisory Board (TAB) and welcomes the appointment of its inaugural member Alex Knox, P.Geo.

The technical advisory board will provide strategic guidance and technical expertise to support the advancement of the Company's growing portfolio of high-potential projects.

Alex Knox, P.Geo., is a Calgary, Alberta-based geologist with over five decades of experience in mineral exploration. He brings unparalleled expertise regarding rare earth elements (REE), niobium, and other critical metals. His distinguished career includes key roles at major organizations such as Unocal Canada Ltd. and Molycorp, where he contributed to significant discoveries and developments in industrial minerals, uranium, and base metals. As an independent consultant through AWK Geological Consulting Ltd., Mr. Knox has been instrumental in advancing REE projects across Canada, the United States, and South America, with a particular focus on carbonatite-hosted systems known for their potential in hosting economically viable REE and niobium deposits.

"Alex's appointment marks an important milestone for Apex as we build a world-class advisory team to drive our exploration and development efforts, "says Sean Charland, CEO of Apex. "His knowledge of REE exploration, combined with his proven track record in evaluating complex geological settings, will be invaluable as we assess our growing portfolio of carbonatite-hosted REE and niobium projects in North America."

Given Mr. Knox's specialized background in REE exploration encompassing field programs, mineralogical assessments, and resource evaluation, he will play a pivotal role in the technical evaluation and strategic planning for Apex's carbonatite-hosted projects.

Stock Option Grant

Apex is also pleased to announce that it has granted (the "Grant") an aggregate of 1,760,000 incentive stock options (each, an "Option") to purchase up to 1,760,000 common shares of the Company (each, a "Share") to certain directors, officers and consultants under its Equity Incentive Plan. The Options are exercisable for a period of 5 years from the date of Grant, expiring on September 8, 2030, at a price of $1.97 per Share. The Options will vest as to 33% on the date that is four (4) months from the Grant, 33% on the date that is eight (8) months from the date of the Grant and the final 34% on the date that is twelve (12) months from the date of the Grant. All Options and the Shares underlying such Options are subject to a hold period of four months and one day from the date of issuance.

Additionally, the Company announces that is has granted an aggregate of 1,660,000 restricted share units (each, a "RSU") which will vest on the date that is four (4) months from the date of grant, provided that the holder may, upon written notice to the Company on or before the vesting date, elect to defer vesting of certain of the RSUs such that the RSUs shall vest as to one quarter (1/4) every four (4) months with the initial vesting date being the date that is four (4) months from the date of grant. Each RSU represents the right to receive, once vested, one common share in the capital of the Company.

About Apex Critical Metals Corp. (CSE: APXC) (OTCQX: APXCF) (FWB: KL9)

Apex Critical Metals Corp. is a Canadian exploration company specializing in the acquisition and development of properties prospective for carbonatites and alkaline rocks with potential to host economic concentrations of rare earth elements (REE's), niobium, gold and copper mineralization. Apex's Cap Property located 85 kilometres northeast of Prince George, B.C., spans 25 square kilometres and hosts a recently identified promising 1.8-kilometre niobium in soil trend. The Company's Bianco carbonatite Project encompasses 3,735 hectares covering a large carbonatite complex within an area known for significant niobium mineralization in northwestern Ontario. The Lac Le Moyne Project covers approximately 4,025 ha and is situated several kilometers to the northwest of Commerce Resources Corp.'s Eldor Carbonatite Complex located in Quebec, Canada.

Carbonatites are extremely rare rock types, with around 600 known worldwide. They are host to rare earth element ("REE") minerals, niobium, tantalum and phosphate, as well as copper and gold. Carbonatites are host to the world's largest and most productive niobium deposits, including Araxa and Catalão in Brazil, and Niobec in Quebec. In addition, they are the primary source of REEs, including Mountain Pass in California, Mount Weld in Australia, and Bayan Obo in China. They are also important sources of phosphate (apatite), including Cargill, Ontario, while the Palabora mine in South Africa has produced copper, nickel, gold, magnetite, and vermiculite. Other carbonatites are known to have produced gold, iron, zirconium, fluorite, and other industrial minerals.

By acquiring a multitude of carbonatite projects, Apex intends to investigate potential high-value opportunities to meet the growing global demand of specialty metals across various industries. Apex is publicly listed in Canada on the Canadian Securities Exchange (CSE) under the symbol APXC and quoted on the OTCQX market in the United States under the symbol APXCF, and in Germany on the Borse Frankfurt under the symbol KL9 and/or WKN: A40CCQ. Find out more at www.apexcriticalmetals.com and to sign up for free news alerts please go to https://apexcriticalmetals.com/news/news-alerts/, or follow us on X (formerly Twitter), Facebook or LinkedIn.

On Behalf of the Board of Directors

APEX CRITICAL METALS CORP.,

Sean Charland

Chief Executive Officer

Tel: 604.681.1568

Email: info@apexcriticalmetals.com

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:

This news release may contain "forward-looking statements" under applicable Canadian securities legislation. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements in this news release include statements with respect to the vesting of the Options and RSUs and the Company's intention to further investigate high-value opportunities on its properties for specialty metals. Forward-looking statements are subject to various known and unknown risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. Risks that could change or prevent these events, activities or developments from coming to fruition include: that we may not be able to fully finance any additional exploration on the Company's properties; that even if we are able raise capital, costs for exploration activities may increase such that we may not have sufficient funds to pay for such exploration or processing activities; the timing and content of any future work programs; geological interpretations based on drilling that may change with more detailed information; potential process methods and mineral recoveries assumptions based on limited test work and by comparison to what are considered analogous deposits that, with further test work, may not be comparable; testing of our process may not prove successful or samples derived from our properties may not yield positive results, and even if such tests are successful or initial sample results are positive, the economic and other outcomes may not be as expected; the anticipated market demand for REE and other minerals may not be as expected; the availability of labour and equipment to undertake future exploration work and testing activities; geopolitical risks which may result in market and economic instability. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.